Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (parent corporation) (a)

	Quarter ended
(dollar amounts in millions)	March 31, 2002	Dec. 31, 2001	March 31, 2001

Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$145	$247	$121
Fixed charges: interest expense and amortization of debt issuance costs	47	55	61

Total earnings (as defined)	$192	$302	$182

Ratio of earnings (as defined) to fixed charges	4.07	5.32	3.00

(a)
The parent Corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”) and Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special-purpose business trusts formed by the Corporation, that exist solely to issue capital securities. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.